Annual Statement as to Compliance
For the Year Ended December 31, 2006

JP Morgan Chase Commercial Mortgage Securities Trust
Series 2006-LDP8

Pursuant to Section 3.03 of the Subservicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of Capmark Finance Inc. as Subservicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Subservicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By: Mark E. McCool
Title: Senior Vice President
Date: February 20, 2007

Real Estate Finance, Investments, Services	Capmark Finance 200 Witmer Road Horsham, Pa 19044